MOJO DATA SOLUTIONS, INC.

319 Dorado Beach East

Dorado, Puerto Rico 00646

T: (631) 521-9700

E: jspiteri@mojotags.com

April 2, 2014

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mara Ransom, Assistant Director

Re:	Request for No Objection
MOJO Data Solutions, Inc.
CIK: 0001523486
Form 8-K dated September 27, 2013
Filed September 30, 2013
Form 8-K dated January 31, 2014
Filed February 4, 2014
File No. 333-175003

Dear Ms. Ransom:

This letter is being submitted in connection with the comment letter, dated February 14, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-captioned filings of MOJO Data Solutions, Inc., a Puerto Rico corporation (“MOJO” or the “Company”).

Contrary to our response letter, dated March 19, 2014, to the Staff’s February 14, 2014 comment letter, after discussing the relevant accounting issues and guidance with the Company’s accounting firm, we believe and respectfully submit that the recapitalization of the Company in September 2013 and the Company’s subsequent acquisition of substantially all of the assets of Mobile Data Systems, Inc., a New York corporation (“MDS”), in January 2014 should be deemed to constitute a reverse merger and a recapitalization, in light of the totality of the circumstances and facts.

Facts and circumstances:

In April 2013, Mobile Data Systems, Inc., a New York corporation (“MDS”), of which Joseph Spiteri is the President and sole stockholder, entered into an agreement with an entity of which Ralph M. Amato has sole and dispositive control (the “Consultant”), pursuant to which the Consultant would endeavor to locate a shell company quoted on the OTC Markets for purposes of MDS consummating a reverse merger or other transaction with the Shell resulting in the MDS stockholders becoming stockholders of the Shell, the MDS management team and Board of Directors becoming the Shell’s management team and Board of Directors and the business of MDS becoming the business of the Shell.

As previously reported by the Company on a Form 8-K filed with the SEC on August 27, 2013, on August 23, 2013 (the “Closing Date”), Authentic Teas, Inc., a Nevada corporation and predecessor to the Company (“AUTT”), all of AUTT’s executive officers and directors (collectively, the “Selling Stockholders”), and RDA Equities, LLC, a Puerto Rico limited liability company (“RDA”), entered into a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which RDA purchased from the Selling Stockholders an aggregate of 2,750,000 shares (pre-Forward Stock Split, as defined below), par value $0.001 per share, of common stock of AUTT (the “Shares”) in consideration for $0.001 per Share (the “Purchase Price”), for an aggregate purchase price of $2,750 (the “Transaction”). Such Shares represented approximately 68.6% of the 4,011,600 shares of AUTT common stock outstanding as of the date of the Transaction. Ralph M. Amato is the Managing Member of RDA and has voting and dispositive control over the securities held by RDA.

Pursuant to the terms and conditions of the Stock Purchase Agreement, on the Closing Date, (i) the Board of Directors of AUTT appointed Joseph Spiteri (Chief Executive Officer and sole owner of MDS) and Ralph M. Amato as members to the AUTT Board of Directors; (ii) the then AUTT executive officers resigned from AUTT; (iii) the AUTT Board of Directors appointed new officers, including Joseph Spiteri as the Company’s Chief Executive Officer, President, Secretary and Treasurer; and (iv) the members of the AUTT Board of Directors before the Transaction resigned from the AUTT Board of Directors, effective immediately.

Also, pursuant to the Stock Purchase Agreement, AUTT agreed to effectuate the following: (a) a three-for-one (3:1) forward stock split of AUTT’s outstanding common stock (the “Forward Stock Split”); (b) a business combination by merging AUTT with and into a corporation formed in the Commonwealth of Puerto Rico, with AUTT being the non-surviving entity and the Puerto Rico corporation being the surviving entity (the “Surviving Corporation”) and with each outstanding share of AUTT common stock being automatically converted into one share of common stock of the Surviving Corporation (the “Merger”); and (c) the Surviving Corporation subsequently acquiring certain intellectual property assets of MDS (the “Acquisition”). In the event the Merger and Acquisition were not consummated on or prior to the 90th day following the Closing Date, AUTT agreed to undertake all reasonable efforts to remove the then current directors and officers of AUTT in accordance with applicable corporate law and replace such individuals with the Selling Stockholders, and unless otherwise consented to in writing, cease all actions in connection with the Forward Stock Split, Merger and Acquisition to the extent such actions have not yet been consummated; and retransfer the Shares back to the Selling Stockholders for the Purchase Price.

On September 13, 2013, AUTT effectuated the Forward Stock Split.

On September 13, 2013, after the Forward Stock Split, AUTT effected the Merger with MOJO. MOJO had been formed on August 21, 2013 solely for the purpose of reincorporating AUTT in Puerto Rico under its new name (the “Reincorporation”). Mr. Spiteri has been the Chief Executive Officer, President, Secretary, Treasurer and Chairman of the Board of Directors of MOJO since its inception on August 21, 2013.

On September 20, 2013, the Company entered into a Stock Purchase Agreement with Joseph Spiteri pursuant to which the Company issued to Joseph Spiteri 8,000,000 shares, par value $0.001 per share, of Series A Preferred Stock and 3,000,000 shares, par value of $0.001 per share, of common stock in consideration for services rendered. Pursuant to the Certificate of Designation for the Series A Preferred Stock, each outstanding share of Series A Preferred Stock: (i) has the voting equivalency of 10 shares of common stock and (ii) automatically converts on a one-for-one basis to common stock on January 1, 2016. As a result of receiving these shares, Joseph Spiteri was entitled to 83,000,000 votes, (comprised of 80,000,000 votes for his 8,000,000 shares of Series A Preferred Stock and 3,000,000 votes for his 3,000,000 shares of common stock) and based on 15,559,800 shares of common stock outstanding on September 20, 2013, Mr. Spiteri had 86.9% voting control. Therefore, on September 20, 2013, Mr. Spiteri had voting control of both MOJO and MDS.

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As previously reported by the Company on a Form 8-K filed on September 30, 2013, on September 27, 2013, the Company entered into an Asset Purchase Agreement with MDS, pursuant to which the Company agreed to purchase all of the intellectual property and substantially all of the tangible assets of MDS, constituting substantially all of the assets of MDS, in consideration for $190,000 and an unsecured promissory note for the principal amount of $80,000,bearing interest at a rate of 5% per year, maturing on the first anniversary date of the date of issuance and convertible by the holder thereof at any time and from time to time into restricted shares of common stock of the Company at the rate of $0.05 per share (the “Acquisition”). On November 19, 2013, the parties to the August 23, 2013 Stock Purchase Agreement entered into Amendment Number 1 whereby the date by which the Acquisition is required to be consummated was extended to January 31, 2014. As previously reported on a Form 8-K filed on February 4, 2014, on January 31, 2014, MOJO and MDS consummated the Acquisition.

Specific Accounting and Financial Reporting Issues Raised:

Issue #1:

Is the series of events of: (i) a private company acquiring control of a shell public company (the “Transaction”) and (ii) the closing on as asset purchase agreement whereby substantially all of the assets of the private company are transferred to the public shell company (the “Acquisition”), [and the Transaction reverts back if the Acquisition does not close within a specified timeframe], that were completed on separate dates of August 23, 2013 and January 31, 2014, respectively, when viewed together, considered a reverse business combination for reporting purposes?

Issue #2:

Assuming the conclusion to Issue #1 is yes, is the reverse business combination considered: (i) a reverse acquisition or (ii) a reverse merger and recapitalization with a shell company?

Accounting Guidance:

ASC 805-10-55-12 states, “In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree…Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination… including the following:”

a. “The relative voting rights in the combined entity after the business combination.” Upon closing of the Acquisition on January 31, 2014, Joseph Spiteri was entitled to 83,000,000 votes, (comprised of 80,000,000 votes for his 8,000,000 shares of Series A Preferred Stock and 3,000,000 votes for his 3,000,000 shares of common stock) and, based on 14,480,060 shares of common stock outstanding on January 31, 2014, Mr. Spiteri had 87.8% voting control. Therefore, on January 31, 2014, Mr. Spiteri had voting control of both MOJO and MDS.

b. n/a

c. “The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.”

d. “The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.”

e. n/a

ASC 805-40-25-1 states, “For a business combination transaction to be accounted for as a reverse acquisition, the accounting acquiree must meet the definition of a business.”

As of April 30, 2013 (its last fiscal year end) and for the year then ended, AUTT had total assets of $5,320 and revenues of $4,267.

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Conclusion:

Issue #1:

Based on the facts and circumstances of the above series of events, the combining of AUTT (now MOJO) and MDS was accomplished through a reverse business combination for financial reporting purposes, given the sole owner of MDS (a private company) gained control of the combined public entity post-merger and substantially all of the assets of MDS were transferred to the public entity. In addition, it is management’s intent that the business of MDS shall be the continuing business going forward.

Issue #2:

Because AUTT was, in all material respects, a shell company, the reverse business combination is deemed a reverse merger and recapitalization. Moreover, it is not the intent of the MDS stockholders to continue the business of AUTT; rather, the intent is to sell the tea business back to the Selling Stockholders of the shell in the near term.

Reporting Requirements:

As a result of the reverse merger that closed on January 31, 2014 (upon closing of the Acquisition), the Company believes it should have filed a Form 8-K, including Form 10 Information and the financial statements required under Item 9.01 of Form 8-K (i.e., a Super 8-K), by February 6, 2014 (four business days after the consummation date of the Acquisition), which is therefore late as of the date of this letter. The Company is in the process of preparing the Super 8-K, including the required Item 9.01 Financial Statements, and intends to file as soon as possible.

Also, the Company intends to also change its fiscal year end to December 31st to coincide that of MDS. Therefore, the next quarterly filing due would be for the three months ended March 31, 2014 and 2013 and would negate the Company’s need to file a Form 10-Q for the period ended January 31, 2014.

If you have any questions or comments regarding these responses, please do not hesitate to call the undersigned at (631) 521-9700 or contact the Company’s securities counsel, Philip Magri, Esq., at (646) 502-5900 or pmagri@magrilaw.com.

Very truly yours,

/s/ JOSEPH SPITERI

Joseph Spiteri
Chief Executive Officer, President, Chairman,
Secretary and Treasurer

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